Exhibit 99.1

SIMCERE PHARMACEUTICAL GROUP

ENTERS INTO DEFINITIVE MERGER AGREEMENT FOR GOING PRIVATE TRANSACTION

NANJING, CHINA, August 28, 2013 — Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China, announced today that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Simcere Holding Limited (“Parent”) and Simcere Acquisition Limited (“Merger Sub”), pursuant to which Parent will acquire Simcere (the “Transaction”) for US$4.83 per ordinary share of the Company (a “Share”) or US$9.66 per American depositary share, each representing two Shares (an “ADS”). This amount represents a premium of 21.4% over the Company’s closing price of US$7.96 per ADS on March 8, 2013, the last trading day prior to March 11, 2013, and a premium of 23.1% to the volume-weighted average closing price of the Company’s ADSs during the 30 trading days prior to March 11, 2013, the date on which the Company announced it had received a “going-private” proposal, pursuant to which Mr. Jinsheng Ren and his affiliate, New Good Management Limited, and Assure Ahead Investments Limited (an affiliate of Hony Capital II, L.P.) proposed to acquire all Shares and ADSs not beneficially owned by them for US$4.78 per Share or US$9.56 per ADS.

Mr. Jinsheng Ren, New Good Management Limited, Mr. Hongquan Liu, Assure Ahead Investments Limited, Right Lane Limited, King View Development International Limited and Fosun Industrial Co., Limited (collectively, the “Rollover Shareholders”), which currently beneficially own, in the aggregate, approximately 77. 57% of the outstanding Shares (excluding outstanding options of the Company), will roll over their Shares in the Transaction.  Immediately prior to the completion of the Transaction, Parent will be collectively wholly owned by the Rollover Shareholders or their respective affiliates.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger (the “Effective Time”), Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive US$4.83 in cash without interest, and each ADS issued and outstanding immediately prior to the Effective Time will represent the right to surrender the ADS in exchange for US$9.66 in cash without interest, other than (a) Shares held by the Company’s direct or indirect wholly owned subsidiaries, (b) Shares beneficially owned by Parent or Merger Sub, (c) Shares beneficially owned by the Rollover Shareholders, and (d) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Companies Law of the Cayman Islands.

The Company’s board of directors, acting upon the unanimous recommendation of a special committee of the board of directors consisting of independent directors (the “Special Committee”), approved the Merger Agreement and the Transaction and resolved to recommend that the Company’s shareholders vote to approve the Merger Agreement and the Transaction. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Transaction, which is currently expected to close around the end of 2013, is subject to various closing conditions, including a condition that the Merger Agreement be approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders convened to consider the approval of the Merger Agreement and the Transaction. The Rollover Shareholders have agreed to vote all Shares they beneficially own in favor of the approval of the Merger Agreement and the Transaction. If completed, the Transaction will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the New York Stock Exchange.

Parent has entered into a debt commitment letter pursuant to which China Merchants Bank, New York branch has committed to provide debt financing in the amount of US$85.0 million for the Transaction, subject to certain conditions.

The Company will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the Transaction, the Company and the other participants in the Transaction.

UBS AG is serving as financial advisor to the Special Committee. Shearman & Sterling LLP is serving as U.S. legal advisor to the Special Committee and Maples and Calder is serving as Cayman Islands legal advisor to the Special Committee. Davis Polk & Wardwell LLP is serving as U.S. legal advisor to UBS AG.

Cleary Gottlieb Steen & Hamilton LLP is serving as U.S. legal advisor to the buyer group.

Additional Information about the Transaction

In connection with the proposed Transaction, the Company will prepare and mail a proxy statement that will include a copy of the Merger Agreement to its shareholders. In addition, certain participants in the proposed Transaction will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the Company’s proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed Transaction and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Simcere Pharmaceutical Group

No. 699-18 Xuan Wu Avenue

Xuan Wu District, Nanjing

Jiangsu Province 210042

People’s Republic of China

Tel: 86-25-8556-6666 x 8702

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Transaction. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed Transaction when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other materials that may be filed or furnished with the SEC should the proposed Transaction proceed.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (NYSE: SCR) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, cardiovascular disease, infectious diseases and pain. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media Contacts:

Email: ir@simcere.com

In Nanjing:	In the United States:
Vivien Liang	Cindy Zheng
Simcere Pharmaceutical Group	Brunswick Group LLC
Tel: 86-25-8556-6666 x 8857	Tel: 1-212-333-3810

In Beijing:

Yue Yu

Brunswick Group

Tel: 86-10-5960-8600